UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 28, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marvel Entertainment, Inc.

File No. 1-13638 - CF#26126

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Marvel Entertainment, LLC (formerly Marvel Entertainment, Inc.). submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K/A filed on May 19, 2009, as amended.

Based on representations by Marvel Entertainment, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.58	through December 31, 2012
Exhibit 10.59	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel